                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                     FURNITURE BRANDS INTERNATIONAL, INC.
                 -------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                        ------------------------------
                        (Title of Class of Securities)

                                   458507100
                               -----------------
                                (CUSIP Number)

                            Morgan, Lewis & Bockius
                           John F. Hartigan, Esquire
                            801 South Grand Avenue
                      Los Angeles, California 90017-4615
                                (213) 612-2630
                  -------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               December 17, 1996
                  -------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D


CUSIP No. 458507100
          ---------

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Apollo Investment Fund, L.P.

-------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [_]
                                                                         (b) [_]

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3 SEC USE ONLY

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4 SOURCE OF FUNDS*

  OO

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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or (E)                                                       [_]

-------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

-------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           11,619,958 shares of Common Stock (including
 SHARES             145,439 shares issuable upon exercise of Warrants)
BENEFICIALLY
 OWNED BY       ------------------------------------------------------
  EACH          8   SHARED VOTING POWER
REPORTING
 PERSON         ------------------------------------------------------
  WITH          9   SOLE DISPOSITIVE POWER
                    11,619,958 shares of Common stock (including
                    145,439 shares issuable upon exercise of Warrants)

                ------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                ------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,619,958 shares of Common Stock (including
     145,439 shares issuable upon exercise of Warrants)

-------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                                           [_]

-------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       18.9%

-------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
       PN

-------------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


-----------------------                            ----------------------
  CUSIP NO. 458507100                                 PAGE 2 OF 2 PAGES
-----------------------                            ----------------------

-------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Lion Advisors, L.P.

-------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [_]
                                                                         (b) [_]

-------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO

-------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or (E)                                                         [_]

-------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

-------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                          11,613,162 shares of Common Stock (including
  NUMBER OF               145,382 shares issuable upon exercise of
   SHARES                 Warrants)
BENEFICIALLY
  OWNED BY         ---------------------------------------------------
    EACH             8    SHARED VOTING POWER
 REPORTING
   PERSON
    WITH           ---------------------------------------------------
                     9    SOLE DISPOSITIVE POWER
                          11,613,162 shares of Common Stock (including
                          145,382 shares issuable upon exercise of Warrants)

                   ---------------------------------------------------
                     10   SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           11,613,162 shares of Common Stock (including
           145,382 shares issuable upon exercise of Warrants)


-------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [_]



-------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              18.9%

-------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                PN

-------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                        STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        This Amendment No.2 to Schedule 13D (the "Amendment") supplements and amends Amendment No. 1 to Schedule 13D filed by Apollo Investment Fund, L.P. and Lion Advisors, L.P. on November 25, 1996 (the "Schedule 13D," and together with the Amendment the "Statement").


Item 4. Purpose of Transaction.
------  ----------------------

        Item 4 is hereby amended by adding the following paragraph immediately preceeding the last paragraph of Item 4:

                On December 12, 1996, the U.S. Underwriters exercised a portion of their over-allotment to purchase 748,800 shares of Common Stock of Furniture Brands International, Inc. at a price per share of $11.76. The sale of the 748,800 over-allotment shares in connection with the U.S. Underwriting Agreement was completed on December 17, 1996.

Item 5. Interest in Securities of the Issuer.
------  ------------------------------------

        Item 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

                (a) The Reporting Persons beneficially own an aggregate of 23,233,120 shares of Common Stock (including Warrants to purchase an additional 290,821 shares of Common Stock), or approximately 37.6% of the outstanding Common Stock. If the U.S. Underwriter's remaining over-allotment option is exercised, the Reporting Persons will beneficially own an aggregate 22,481,920 shares of Common Stock (including Warrants to purchase an additional 290,821 shares of Common Stock), or approximately 36.4% of the outstanding Common Stock.

        (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in the cover pages and such information is incorporated herein by reference.

        (c) Except as otherwise disclosed in this Statement, the Reporting Persons have not effected any transactions in shares of Common Stock during the preceding 60 days.

        (d)  Not applicable.


        (e)  Not applicable.



                                     - 2 -
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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this statement may be jointly filed with Lion Advisors, L.P.

Dated: December 17, 1996

                         APOLLO INVESTMENT FUND, L.P.

                         By: Apollo Advisors, L.P.,
                               Managing General Partner
                             By: Apollo Capital Management, Inc.,
                                    General Partner


                             By: /s/ Michael D. Weiner
                                 ---------------------
                                 Michael D. Weiner
                                 Vice President, Apollo Capital Management, Inc.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this statement may be jointly filed with Apollo Investment Fund, L.P.

Dated: December 17, 1996

                       LION ADVISORS, L.P.

                       By: Lion Capital Management, Inc.,
                              General Partner

                         By: /s/ Michael D. Weiner
                             ---------------------
                             Michael D. Weiner
                             Vice President, Lion Capital Management, Inc.


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